MARCUM
ACCOUNTANTS ▲ ADVISORS

October 17, 2018

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, Ontario M5H 3S8

Dear Sirs/Mesdames:

Re: CORDOVACANN CORP. (the "Corporation")
Notice Pursuant to National Instrument 51-102
Change of Auditor (the "Notice")

In connection with our proposed engagement as auditor of the Corporation, as required by National Instrument 51-102, we have reviewed the information contained in the Notice, dated October 17, 2018, delivered by the Corporation to ourselves and MNP LLP, Chartered Professional Accountants.

Based on our knowledge of such information at this date, we agree with the statements set out in the Notice that relates to us and we do not agree or disagree with the statements contained in the Notice that relate to MNP LLP.

Very truly yours,

MARCUM LLP, Accountants and Advisors

/S/ Jeff Houston

Jeff Houston

cc: Board of Directors of CordovaCann Corp.

191228 cordovacann - form successor auditor to securities commissions